UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ______________

Commission file number 0-24960

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COVENANT TRANSPORTATION GROUP
401(K) & PROFIT SHARING PLAN
(formerly the Covenant Transport, Inc. 401(k) & Profit Sharing Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Covenant Transportation Group, Inc.
400 Birmingham Highway
Chattanooga, Tennessee 37419

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Table of Contents

The Covenant Transportation Group 401(k) & Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  Accordingly, in lieu of the requirements of Items 1 – 3 of Form 11-K, the Plan is filing financial statements and a supplemental schedule prepared in accordance with the financial reporting requirements of ERISA.  The following financial statements and supplemental schedule are filed as part of this annual report:

Page

Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for year ended December 31, 2015	3
Notes to Financial Statements	4-11
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2015	12

EXHIBITS
Exhibit 23 Consent of Independent Registered Public Accounting Firm	Exhibit 23

Report of Independent Registered Public Accounting Firm

To Participants and the Administrator of the
Covenant Transportation Group 401(k) & Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Covenant Transportation Group 401(k) & Profit Sharing Plan, (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purposes of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ LBMC, PC

Brentwood, Tennessee
June 16, 2016

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Assets:
Non-interest bearing cash	$70,499	$39,948
Investments	28,851,969	29,548,217
Notes receivable from participants	1,122,628	1,098,999
Participants’ contribution receivable	149,791	-
Company contribution receivable	29,476	-
Total assets	30,224,363	30,687,164
Liabilities:
Accrued administrative expenses	-	39,954
Net assets available for benefits	$30,224,363	$30,647,210

See accompanying notes to financial statements

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2015

Additions (reductions):
Investment income (loss):
Interest and dividends	$426,215
Net depreciation in fair value of investments	(1,798,214)
Net investment loss	(1,371,999)

Interest on notes receivable from participants	45,477
Contributions from participants	4,365,186
Rollovers from participants	79,542
Contributions from Company	832,086
Total additions	3,950,292
Deductions:
Participants’ benefits	3,982,919
Administrative fees	390,220
Total deductions	4,373,139

Net decrease in net assets available for benefits	(422,847)

Net assets available for benefits at beginning of year	30,647,210

Net assets available for benefits at end of year	$30,224,363

See accompanying notes to financial statements

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements

(1)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Covenant Transportation Group 401(k) & Profit Sharing Plan, (the “Plan”), in preparing its financial statements:

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Recently Adopted Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share", which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, the Plan is required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statements of net assets available for benefits. The plan sponsor elected to early adopt ASU 2015-07 as of December 31, 2015, and would have applied the provisions retrospectively had the Plan held any of these investments as of December 31, 2014. The Plan presents the investment disclosure required by this ASU 2015-07 in the fair value hierarchy tables for 2015 in Note 4, “Fair Value Measurements.” There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2015.

In July 2015, The FASB issued ASU 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient,” which simplifies the required disclosures related to employee benefit plans.

●	Part I is not applicable to the Plan.

●	Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type. Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however plans are no longer required to also disaggregate investments by nature, characteristics and risks. Furthermore, the disclosure of information about fair value measurements shall be provided by the general type of Plan asset.

●	Part III is not applicable to the Plan.

The Plan sponsor elected to early adopt ASU 2015-12 as of December 31, 2015, and has applied the provisions retrospectively.  The Plan Sponsor has eliminated its historical disclosure of individual investments which comprise 5% or more of total net assets available for benefits, as well as the net appreciation or depreciation of fair values by type.  There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014, and the statement of changes in net assets available for benefits for the year ended December 31, 2015.

(c)	Investments and Investment Income

Investments in cash, mutual funds, common stock, collective trusts, and the guaranteed interest account are stated at fair value based on quoted market prices or as determined by State Street Bank & Trust Company (the “Trustee”) or Great-West Life and Annuity Life Insurance Co. (the “Asset Custodian”) as applicable.

Realized and unrealized gains and losses are included in net depreciation in fair value of investments in the statement of changes in net assets available for benefits.  Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

The Plan’s investments include funds which invest in various types of investment securities and in various companies in various markets. Investment securities are exposed to several risks, such as interest rate, market, and credit risks. Due to the level of risk associated with the funds, it is reasonably possible that changes in the values of the funds will occur in the near term and such changes could materially affect the amounts reported in the financial statements and supplemental schedule.

(d)	Receivables

The Plan records participant loans as notes receivable from participants.  They are valued at the unpaid principal balances plus accrued interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

(e)	Events Occurring After Reporting Date

The company has evaluated events and transactions that occurred between December 31, 2015 and the issuance of the report for possible recognition or disclosure in the financial statements.

(2)	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan and covers substantially all employees of Covenant Transportation Group, Inc. and certain subsidiaries (collectively, the “Company”).  The Plan provides for retirement savings to qualified active participants through both participant and employer contributions and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan at the beginning of a calendar month after the completion of six months of service.  Eligible employees are automatically enrolled into the Plan at a deferral rate of 3% unless the employee opts out.  Additionally, this rate increases 1% each year up to a maximum of 6% unless the employee opts out.

On December 1, 2014 and December 15, 2014 the Star Transportation, Inc. Profit Sharing Plan and Southern Refrigerated Transport, Inc. 401(k) Retirement Savings Plan and Trust were merged into the Plan, respectively.  Transfers of assets from merged plans associated with these two mergers were $3,385,315 and $3,405,071, respectively.

(b)	Contributions

Contributions to the Plan may be made by both participants and the Company. Participants may contribute both pre-tax and after tax Roth contributions up to a maximum of 85% of their annual compensation subject to the limitations of the Internal Revenue Code (IRC) Section 415(c)(3). The Company may make discretionary matching contributions to the Plan not to exceed 6% of an employee’s compensation and may make other types of discretionary contributions. Annual additions to a participant’s account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution Plan maintained by the Company, cannot exceed certain levels established under IRC Section 402(g).  The Company made $832,086 matching contributions during 2015.

(c)	Participant Accounts

The plan document requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant his or her share of income and losses. Employer voluntary contributions are allocated to all eligible employees based on the employees’ contributions for the period.  Participant accounts may be invested in one or more of the investment funds available under the Plan at the direction of the participant.  As of December 31, 2015, there are various mutual fund and collective trust fund options as well as the Covenant Transportation Group, Inc. 401(k) Unitized Stock Fund (“Unitized CVTI Fund”) option.  The guaranteed interest account is not a current investment option under the Plan, as described in Note 5.

The Unitized CVTI Fund invests principally in the common stock of Covenant Transportation Group, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Unitized CVTI Fund holds three percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Unitized CVTI Fund to any of the various fund alternatives at any time.  Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

(d)	Notes Receivable From Participants

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000.  Loans may generally be repaid over one to five years.  Loans must be repaid through automatic payroll deductions unless otherwise provided for by the plan administrator.  A participant may only have one loan outstanding at a time.  The interest rate is the prime rate plus 1% and is fixed over the life of the loan. Individuals with loans may choose to continue to participate in the Plan.

(e)	Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance.

Benefits are recorded when paid.

(f)	Hardship Withdrawals

The Plan permits distributions in the event of a hardship once a participant furnishes proof of hardship, as defined in the plan agreement.  These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than 59 ½.  Hardship withdrawals are limited to the participant’s elective account balance. Participants with a hardship withdrawal are not allowed to make contributions to the Plan for six months after the withdrawal.

(g)	Vesting

Participants are immediately vested in their contributions and the investment earnings (losses) thereon.  Participants vest in employer contributions 20% each year and are 100% vested after five years of credited service.

(h)	Forfeited Accounts

Amounts forfeited by participants who terminate from the Plan prior to being 100% vested are applied first, to restore participants accounts when a participant is rehired after a break in service, as defined in the plan document, then to reduce subsequent Company contributions to the Plan, and finally, any remaining amounts are used to pay Plan expenses.  Participants forfeited $54,949 in the year ended December 31, 2015.  Forfeitures of $52,697 and $11,795 were unallocated at December 31, 2015 and 2014, respectively.

(i)	Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Plan service fees (Note 3), participant account maintenance charges, and fees related to the administration of notes receivable from participants are charged directly to the respective participants accounts and are included in administrative fees.

(j)	Plan Termination

While it is the Company’s intention to continue the Plan, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

(3)	Transactions With Parties-In-Interest

At December 31, 2015 and 2014, the Plan held investments in bank accounts, collective trust funds, money market accounts, and a guaranteed interest account sponsored by the Trustee, Asset Custodian, or affiliated entities with current values of $18,884,811, and $4,085,959 respectively. The Plan also held shares of Covenant Transportation Group, Inc. common stock with current values of $2,763,984 and $5,367,606 at December 31, 2015 and 2014, respectively.  The Plan also held notes receivables from participants with interest rates ranging from 4.25% to 4.50% with a current value of $1,122,628 and $1,098,999 as of December 31, 2015 and 2014, respectively.  All administrative fees of the Plan were paid to parties-in-interest.

Transamerica Retirement Solutions Corporation (TRSC) provides certain administrative services for the plan pursuant to a Pension Services Agreement (“Agreement”).  TRSC receives revenue from investment Plan service fees charged to participants’ accounts as specified in the Agreement.  This revenue is used to offset certain amounts owed to TRSC for its administrative services to the Plan (i.e. required revenue).  Any excess of the plan service fees above the required revenue, as defined in the Agreement, is held in an unallocated Expense Budget Account (EBA) and may be used to pay other Plan related expenses approved by the Company’s management or can be allocated to participants at the end of the year at the discretion of the Company’s management.

(4)	Fair Value Measurements

Fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.  As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data.  The three levels of the fair value hierarchy are described below:

Level 1	–	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	–	Inputs to the valuation methodology include:

	–	Quoted prices for similar assets or liabilities in active markets;

	–	Quoted prices for identical or similar assets or liabilities in inactive markets;

	–	Inputs other than quoted prices that is observable for the asset or liability;

	–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	–	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for asset measurement measured at fair value.  There have been no changes in the methodologies used at December 31, 2015 and 2014.

(i)	Cash: Valued at its outstanding balance as reported by the Trustee.

(ii)	Mutual funds: Valued at the net asset value of shares held by the Plan at year end, based on closing price reported on the active market on which the individual securities are traded.

(iii)
Unitized stock fund:  The Unitized CVTI Fund is comprised of Covenant Transportation Group, Inc. common stock and cash.  The common stock is carried at fair value based on the closing price as reported on the active market. Investments in the fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the fund were $10.09 and $14.30 on December 31, 2015 and 2014, respectively.

(iv)
Guaranteed interest account:  Valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 5).  Since the participants transacted at contract value, fair value was determined annually for financial statement reporting purposes only.  In determining the reasonableness of the methodology, the Company evaluated a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings.  Certain unobservable inputs were assessed through review of contract terms (for example, duration or payout date) while others were substantiated utilizing available market data (for example, swap curve rate).

(v)
Collective trust funds:  Valued at the net asset value of units of the bank collective trust.  The net asset value is used as a practical expedient to estimate fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

COVENANT TRANSPORTATION GROUP 401(k)
& PROFIT SHARING PLAN

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015:

Fair Value Measurements as of
December 31, 2015 Using the Following Inputs

	Total	Level 1	Level 2	Level 3
Cash	$53,073	$53,073	$-	$-
Mutual funds	7,273,673	7,273,673	-	-
Unitized CVTI fund	2,843,512	-	2,843,512	-
Total assets in the fair value hierarchy	$10,170,258	$7,326,746	$2,843,512	$-
Collective trust funds	18,681,711
Total Investments at fair value	$28,851,969

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

Fair Value Measurements as of
December 31, 2014 Using the Following Inputs

	Total	Level 1	Level 2	Level 3
Cash	$3,419,429	$3,419,429	$-	$-
Mutual funds	20,134,601	20,134,601	-	-
Unitized CVTI fund	5,538,421	-	5,538,421	-
Guaranteed interest account	455,766	-	-	455,766
Total investments at fair value	$29,548,217	$23,554,030	$5,538,421	$455,766

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2015:

Level 3 Assets for the year ended December 31, 2015
Guaranteed Interest Account
Balance at the beginning of the year	$455,766
Sales	455,766
Balance at the end of the year	$-

The following table summarizes investments for which the fair value is measured using the net asset value (“NAV”) per share practical expedient as of December 31, 2015 and 2014, respectively.

Description	Fair Value 12/31/2015	Fair Value 12/31/2014	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Collective Trust Fund	$18,681,711	$-	N/A	Daily	None

(5)	Investment Contract with Insurance Company

In connection with the merger of the Star Transportation Inc. Profit Sharing Plan, the Plan had an investment contract with Great-West Life and Annuity Life Insurance Company, who maintained some of the Plan’s contributions in a guaranteed interest account, which had been determined to be non-fully benefit-responsive.  Participant-directed redemptions had no restrictions; however, the issuer reserved the right to pay out terminating plans anytime within 12 months of receiving notice at market value. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.  There were no reserves against contract value for credit risk of the contract issuer or otherwise. In December 2015, this investment was liquidated and reinvested into current participant directed investment options.

(6)	Income Tax Status

The Company adopted a volume submitter plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2014, which stated that the volume submitter plan was designed in accordance with the applicable sections of the IRC.  The Plan itself has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the IRC.  However, the plan administrator believes that the adopted volume submitter plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and is therefore, qualified and exempt from taxation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

COVENANT TRANSPORTATION GROUP 401(k) & PROFIT SHARING PLAN
EIN 88-0320154 Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ended:  12/31/2015

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(e) CURRENT VALUE
*	State Street Bank & Trust Co.	Cash Reserve Account	$53,073

	American Beacon	American Beacon Intn'l Equities Instl	3
	American Beacon	American Beacon Small Cap Value Instl	119,708
	American Funds	American Funds Capital World Growth & Income R6	232,184
	American Funds	American Funds EuroPacific Growth R6	17,338
	American Funds	American Funds Fundamental Investor R5	269,798
	BlackRock	BlackRock High Yield Bond Instl	258,920
	Dodge & Cox	Dodge & Cox International	142,436
	Fidelity	Fidelity Balanced	271,024
	JPMorgan	JPMorgan Mid Cap Growth R6	158,924
	Matthews	Matthews Pacific Tiger Investor	233,212
	Oppenheimer	Oppenheimer International Growth Y	86,792
	Oppenheimer	Oppenheimer Senior Floating Rate I	45,721
	Prudential	Prudential Total Return Bond Z	790,166
	T. Rowe Price	T. Rowe Price Growth Stock	435,478
	Franklin Templeton	Templeton Global Bond Adv.	232,502
	Vanguard	Vanguard 500 Index Adm	2,618
	Vanguard	Vanguard Equity Income Adm	888,350
	Vanguard	Vanguard Mid Cap Index Adm	368,520
	Vanguard	Vanguard Prime Money Market Inv	1,160,945
	Vanguard	Vanguard Selected Value	399,923
	Vanguard	Vanguard Short Term Federal Adm	43,778
	Vanguard	Vanguard Short Term Investment Grade Adm	537,958
	Vanguard	Vanguard Small Cap Growth Index Adm	219,389
	Vanguard	Vanguard Small Cap Index Adm	357,986
		Mutual Funds Total	7,273,673

*	Comerica Bank & Trust	Fiduciary Investment Trust Aggressive B	2,646,463
*	Comerica Bank & Trust	Fiduciary Investment Trust Balanced B	12,437,515
*	Comerica Bank & Trust	Fiduciary Investment Trust Conservative B	811,346
*	Comerica Bank & Trust	Fiduciary Investment Trust Growth B	2,588,291
*	Comerica Bank & Trust	Fiduciary Investment Trust Moderately Conservative B	198,096
		Collective Trust Total	18,681,711

*	Covenant Transportation Group, Inc.	Employer Stock Covenant Transportation Group, Inc. Class A Common Stock 146,320 shares	2,763,984
*	State Street Bank & Trust Co.	State Street Institutional Reserves	79,528
		Unitized CVTI Fund	2,843,512

*	Participants	Notes Receivable with interest rates of 4.25% to 4.50%	1,122,628

		TOTAL PLAN ASSETS	$29,974,597
*Indicates Party-In-Interest to the Plan
Note:  Cost information has not been included in column (d) because all investments are participant directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COVENANT TRANSPORTATION GROUP 401(K) & PROFIT SHARING PLAN

	By:	Covenant Transport, Inc., Plan administrator

Dated: June 16, 2016	By:	/s/ Richard B. Cribbs
Richard B. Cribbs, Executive Vice President and Chief Financial Officer, on behalf of Covenant Transport, Inc.

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm